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                             June 12, 2024

       Clifford Starke
       Chief Executive Officer
       Flora Growth Corp.
       3230 W. Commercial Boulevard, Suite 180
       Fort Lauderdale, Florida 33309

                                                        Re: Flora Growth Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 31, 2024
                                                            File No. 001-40397

       Dear Clifford Starke:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal No. 5     Approval of Share Issuance Proposal
       Background and Reasons for the Acquisition, page 72

   1. Please revise your disclosure throughout this section to provide greater detail as to the background of the
acquisition, including the material issues discussed and key negotiated terms at each meeting.
We note your disclosure that "[o]ver the next week negotiations continued and reached a
mutually agreed upon level between the management of Flora
                                                        and TruHC" does not
provide specificity in this regard. The disclosure should provide stockholders with an
understanding of how, when, and why the material terms of your proposed acquisition
evolved. In your revised disclosure, please ensure that you address the following:

                                                              the material
terms for any proposals and subsequent proposals and counter offers;
                                                              negotiation of
any documents and the parties involved; and
                                                              valuations.

                                                        For guidance, please
refer to Item 14(b)(7) of Schedule 14A and Items 1005(b) and
 Clifford Starke
Flora Growth Corp.
June 12, 2024
Page 2
       1011(a) of Regulation M-A.
2. We note your disclosure that "TruHC was selected as the top candidate to pursue an acquisition transaction in Germany." Please expand your disclosure to discuss how many companies were considered and the reasons why TruHC was selected as the top candidate.
3. To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For example only, please identify TruHC's management, the Company's executive management team and the Company's advisors.
4. Please disclose whether you retained a financial advisor. To the extent that you did not retain a financial advisor, please explain why.
Interests of TruHC's Officers and its Managers in the Acquisition
Employment Agreements, page 76

5. We note your disclosure that no consideration was received by TruHC in connection with consummation of the Acquisition. We also note your disclosure on page 113 regarding the consideration received by TruHC in the acquisition. Please revise or otherwise advise.
General

6.     Please include a summary term sheet. Refer to Item 14(b)(1) of Schedule
14A and
       corresponding Item 1001 of Regulation M-A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224
with any questions.



                                                             Sincerely,
FirstName LastNameClifford Starke
                                                             Division of
Corporation Finance
Comapany NameFlora Growth Corp.
                                                             Office of Life
Sciences
June 12, 2024 Page 2
cc:       Richard Raymer
FirstName LastName